

05043561



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/01/04 (MM/DD/YY) AND ENDING 5/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Frost Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 W. Houston St.
(No. and Street)

San Antonio	TX	78205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen Banks **210-220-4128**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

100 W. Houston Ste 1900	San Antonio	TX	78205
(Address)	(City)	(State)	(Zip Code)

PROCESSED
AUG 24 2005
THOMSON FINANCIAL

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen Banks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Frost Brokerage Services, Inc, as of May 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Karen Banks
Signature

President
Title

Debbie L. Cartwright
Notary Public


DEBBIE L. CARTWRIGHT
Notary Public
STATE OF TEXAS
My Comm. Exp. 09-05-2008

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frost Brokerage Services, Inc.

Statements of Financial Condition

	May 31 2005		May 31 2004	
Assets				
Cash	**$**	**138,791**	$	13,587
Securities owned		**5,365,534**		3,852,344
Brokerage commissions and other receivables		**354,242**		438,133
Annuity commissions receivable		**16,522**		5,761
Life insurance commissions receivable		**–**		6,123
Prepaid expenses and other assets		**3,830**		4,163
Total assets	**$**	**5,878,919**	$	4,320,111
Liabilities and Stockholder's Equity				
Liabilities:				
Accounts payable	**$**	**20,230**	$	22,949
Accrued employee benefits		**82,560**		76,730
Deferred income		**238,459**		172,177
Income taxes currently payable to Frost National Bank		**239,070**		224,816
Deferred income taxes		**15,889**		–
Total liabilities		**596,208**		496,672
Stockholder's equity:				
Common stock, par value $0.01 per share; 10,000 shares authorized, issued and outstanding		**100**		100
Additional paid-in capital		**152,750**		152,750
Retained earnings		**5,129,861**		3,670,589
Total stockholder's equity		**5,282,711**		3,823,439
Total liabilities and stockholder's equity	**$**	**5,878,919**	$	4,320,111

See accompanying notes.